ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec acquires shareholding in WaveLight AG

Jena, 03 August 2007 – Medical technology provider Carl Zeiss Meditec AG (ISIN DE0005313704), listed on TecDAX of the German Stock Exchange, published the acquisition of 5% shareholding in Wavelight. "At this point in time the acquisition of stock demonstrates that we have an interest in WaveLight in principle", said Jens Brajer, Director Investor Relations at Carl Zeiss Meditec AG. "We are currently evaluating the option of a voluntary takeover offer. This is based on the expectations regarding the future earning potential of WaveLight and potential synergies from business combination."

Press Release

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye ailments: vision defects (refraction), cataracts, glaucomas and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and aftercare. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment and runs counter to the increasing costs of healthcare. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer during the operation stage itself.

The increasingly aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Meditec Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaf mbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain

CARL ZEISS MEDITEC

(Carl Zeiss Meditec Iberia S.A., Madrid) and France (Ioltech SAS, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

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